Mail Stop 4561

July 28, 2008

Gregory Vacca
CEO and President
WiFiMed Holdings Company, Inc.
2000 RiverEdge Pkwy
Suite GL 100A
Atlanta, GA 30328

> **Re:** **WiFiMed Holdings Company, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 18, 2008**
> **File No. 0-49707**

Dear Mr. Vacca:

We have completed our review of your revised filing and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile: (212) 262-5152
        Elliot H. Lutzker, Esq.
        Phillips Nizer LLP
        Telephone: (212) 841-0707